Tandy Leather Factory, Inc.
1900 Southeast Loop 820
Fort Worth, Texas 76140

November 23, 2010

VIA EDGAR AND FACSIMILE (703-813-6963)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tandy Leather Factory, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 26, 2010
File No. 1-12368

Dear Mr. Reynolds:

This letter addresses the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) as set forth in a comment letter dated November 10, 2010 (the “Letter of Comment”) regarding the Annual Report on Form 10-K of Tandy Leather Factory, Inc. (the “Company”) filed with the Commission on March 26, 2010.  The Company is preparing a response to the Letter of Comment and hereby requests an extension until December 8, 2010 to file such response.

Very truly yours,

/s/ Jon W. Thompson
Jon W. Thompson
Chief Executive Officer and President